04047174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Cendant Mortgage Capital LLC
Exact Name of Registrant as Specified in Charter

1158653
[illegible]
Registrant CIK Number

Form 8-K, October 15, 2004 Series 2004-5
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110192
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CENDANT MORTGAGE CAPITAL LLC

By: ______________________
Name: Joseph Suter
Title: Senior Vice President

Dated: October 15, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.